SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form S-8 No. 333-13846 (Canadian Pacific Railway Limited).

SIGNATURES
NEWS RELEASE

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: November 8, 2004	By:	Signed:	Robert V. Horte

		Name:	Robert V. Horte
		Title:	Corporate Secretary

FOR IMMEDIATE RELEASE

CN, CPR AND NORFOLK SOUTHERN ANNOUNCE AGREEMENT
TO IMPROVE FREIGHT SERVICE BETWEEN EASTERN CANADA
AND THE EASTERN U.S.

MONTREAL, Nov. 8, 2004 — CN, Canadian Pacific Railway (CPR) and Norfolk Southern Railway (NSR) today announced an agreement that will significantly improve freight service between Eastern Canada and the Eastern United States.

The three-party arrangement will give CN and NSR a seamless, direct north-south routing over CPR’s lines south of Montreal that will slice as much as two days’ transit time off some 20,000 annual shipments. It will also increase freight traffic density and revenues on CPR’s wholly owned subsidiary, the Delaware and Hudson Railway. Implementation is scheduled to begin Nov. 19, 2004.

CN-NSR traffic destined for the Eastern U.S. will move in CPR trains on CPR’s line between Rouses Point, N.Y., and Saratoga Springs, under a freight haulage arrangement between CPR and NSR. This CN-NSR traffic will then move in NSR trains over CPR’s line between Saratoga Springs and the NSR connection near Harrisburg, Pa., under a trackage rights agreement between CPR and NSR.

The new agreement will cut 330 miles off the current routing used by CN and NSR, which sees freight traffic handled more circuitously through the Buffalo, N.Y., gateway.

E. Hunter Harrison, president and chief executive officer of CN, said: “This three-railroad agreement will benefit both customers and railroads. First, it will offer CN’s existing merchandise carload customers in Quebec and the Maritimes quicker access to important consuming markets in the Eastern United States. And second, it will enable the participating railroads to improve the utilization of their networks and locomotive and car fleets.”

David R. Goode, chairman and chief executive officer of NSR, said: “We continue to identify and implement efficiencies benefiting shippers throughout North America. This agreement demonstrates our commitment to aggressively pursue opportunities to improve service.”

Rob Ritchie, president and chief executive officer of CPR, said: “This is an important initiative that takes costs out of the rail industry by placing freight traffic on the most efficient routing without regard to ownership. It also creates a significant source of new earnings for our Delaware and Hudson subsidiary and is another major milestone in improving the profitability and value of this part of our network.”

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America. For more information, consult CN’s website at www.cn.ca.

Norfolk Southern Corporation is one of the nation’s premier transportation companies. Its Norfolk Southern Railway subsidiary operates 21,500 route miles in 22 states, the District of Columbia and Ontario, Canada , serving every major container port in the eastern United States and providing superior connections to western rail carriers. NS operates the most extensive intermodal network in the East and is North America’s largest rail carrier of automotive parts and finished vehicles. For more information, visit Norfolk Southern’s website at www.nscorp.com.

Canadian Pacific Railway is a transcontinental carrier operating in Canada and the U.S. Its 14,000-mile rail network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Alliances with other carriers extend its market reach throughout the U.S. and into Mexico. Canadian Pacific Logistics Solutions provides logistics and supply chain expertise worldwide. For more information, visit CPR’s website at www.cpr.ca.

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CN
Media:	Investors:

Mark Hallman	Robert Noorigian
(905) 669-3384	(514) 399-0052

Norfolk Southern Railway
Rudy Husband	Leanne Marilley
(610) 567-3377	(757) 629-2861

Canadian Pacific Railway
Len Cocolicchio	Paul Bell, Vice-President, Investor Relations
(403) 319-7591	(403) 319-3591
E-mail: len_cocolicchio@cpr.ca	E-mail: investor@cpr.ca